Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form F-4 of our report dated December 4, 2024 with respect to the consolidated financial statements of Alps Life Sciences Inc and subsidiaries as of March 31, 2024 and March 31, 2023, and our report dated on September 27, 2024 with respect to the financial statements of Alps Global Holding Pubco as of August 31,2024 and the related statements of profit or loss, parent-entity net investment, and cash flows for the year ended March 31, 2024, March 31, 2023 and August 31, 2024.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ UHY (AF 1411)

Kuala Lumpur, Malaysia

December 23, 2024